Exhibit 99.2

Financial Results for the Second Quarter Ended June 30, 2024

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon leverages over 35 years of solar energy leadership and over 1,900 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® brand solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar.

Unaudited Summary of Financial Results
We are in the business of manufacturing and supplying solar cells and panels to the power plant, commercial and residential markets. We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
Revenue by market
The following table sets forth our revenue by market for the periods indicated:

	Three Months Ended		Six Months Ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
(In percentage)
U.S.	63.8%	55.7%	67.4%	53.7%
EMEA	22.3%	37.7%	21.4%	38.7%
Asia Pacific	7.7%	5.8%	7.7%	7.0%
Other markets	6.2%	0.8%	3.5%	0.6%
Total revenues	100.0%	100.0%	100.0%	100.0%

Revenue by products
Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line of solar cells and shingled panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of shingled solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well.
The following table sets forth our revenue by products for the periods indicated:

	Three Months Ended		Six Months Ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
(In percentage)
IBC	15.6%	41.2%	24.3%	43.4%
Performance line	84.4%	58.8%	75.7%	56.6%
Total revenues	100.0%	100.0%	100.0%	100.0%
For information on the trends and uncertainties to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
Revenue and Cost of Revenue

	Three Months Ended		Six Months Ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
(In thousands)
Revenue	$184,219	$348,373	$371,675	$666,705
Cost of revenue	192,004	292,150	394,331	556,857
Gross (loss) profit	$(7,785)	$56,223	$(22,656)	$109,848
Gross margin	(4.2)%	16.1%	(6.1)%	16.5%
Three Months Ended June 30, 2024 Compared to Three Months Ended July 2, 2023
During the three months ended June 30, 2024, we recognized revenue from sales of modules and components of $184.2 million with shipments of 526MW. There were no sales to SunPower Corporation ("SunPower") as the committed volume under the settlement and release agreement with SunPower, executed on November 13, 2023 (the "SunPower Settlement Agreement"), was fully delivered during the three months ended March 31, 2024. During the three months ended July 2, 2023, we recognized revenue from the sale of modules and components of $348.4 million with shipments of 807MW, of which $79.3 million or 22.8%, represented sales of solar modules to SunPower. For the three months ended June 30, 2024, there was one customer that accounted for at least 10% of revenue. For the three months ended July 2, 2023, other than the sale transactions with SunPower, there was one customer that accounted for at least 10% of revenue.
The decrease of $164.2 million in revenue during the three months ended June 30, 2024 as compared to the three months ended July 2, 2023 was due to an industry-wide demand slowdown in the global DG markets brought on by stiff competition, over-supply and a decrease in market share due to transition from PERC to TOPCon technologies, compounded by the absence of sales to SunPower due to the mutual termination of the SunPower Supply Agreements in November 2023.
Cost of revenue was $192.0 million and $292.2 million in the three months ended June 30, 2024 and July 2, 2023, respectively. Cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The decrease of $100.1 million in cost of revenue during the three months ended June 30, 2024 as compared to the three months ended July 2, 2023 was primarily due to lower shipments driven by lower demand partially offset by higher manufacturing overhead mainly coming from higher inventory write-down to net realizable value and higher excess capacity costs attributable to the temporary idling of our manufacturing facilities.
Six Months Ended June 30, 2024 Compared to Six Months Ended July 2, 2023
During the six months ended June 30, 2024, we recognized revenue from sales of modules and components of $371.7 million with shipments of 1,014MW, of which $31.4 million or 8.4%, represented sales of solar modules to SunPower. This represents the remaining volume committed under the SunPower Settlement Agreement. The committed volume under such agreement was fully delivered during the three months ended March 31, 2024. During the six months ended July 2, 2023, we recognized revenue from sales of modules and components of $666.7 million with shipments of 1,581MW, of which $151.0 million or 22.6%, represented sales of solar modules to SunPower. For the six months ended June 30, 2024, other than transactions with SunPower, there were two other customers who had accounted for at least 10% of revenue. For the six months ended July 2, 2023, other than transactions with SunPower, there was one other customer whom had accounted for at least 10% of revenues.
The decrease of $295.0 million in revenue during the six months ended June 30, 2024 as compared to the six months ended July 2, 2023 was due to industry-wide demand slowdown in the global DG markets brought by stiff competition, over-supply and decrease in market share due to transition from PERC to TOPCon technologies and the lower sales to SunPower due to the mutual termination of the SunPower Supply Agreements in November 2023.
Cost of revenue was $394.3 million and $556.9 million in the six months ended June 30, 2024 and July 2, 2023, respectively. Cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The decrease of $162.5 million in cost of revenue during the six months ended June 30, 2024 as compared to the six months ended July 2, 2023 was primarily due to lower shipments driven by lower demand partially offset by higher manufacturing overhead mainly coming from higher inventory write-down to net realizable value and higher excess capacity costs attributable to the temporary idling of our manufacturing facilities.
Revenues by Geography

	Three Months Ended		Six Months Ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
(In thousands)
United States	$117,486	$194,031	$250,458	$357,654
Italy	17,201	40,649	33,971	79,008
Rest of the world(1)	49,531	113,693	87,245	230,043
Total revenues	$184,218	$348,373	$371,674	$666,705
(1)Revenues included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.
The sales attributed to the U.S. includes $79.3 million in sales to SunPower for the three months ended July 2, 2023. There were no sales to SunPower for the three months ended June 30, 2024. For the six months ended June 30, 2024 and July 2, 2023, the sales attributed to the U.S. includes $31.4 million and $151.0 million in sales to SunPower, respectively.
Operating Expenses
Operating expenses includes primarily salaries and related personnel costs, professional fees and related operating cost to fulfil the functional requirements and responsibilities.

	Three Months Ended		Six Months Ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
(In thousands)
Operating expenses:
Research and development	$9,425	$13,012	$19,322	$24,088
Sales, general and administrative	52,315	34,492	88,034	65,520
Restructuring (benefits)/charges	(70)	326	2,982	143
Total operating expenses	$61,670	$47,830	$110,338	$89,751

Research and Development Expenses
Three Months Ended June 30, 2024 Compared to Three Months Ended July 2, 2023
Research and development expenses were $9.4 million in the three months ended June 30, 2024, primarily associated with expenditures for the development of our Maxeon 7, Maxeon 8 and Performance line cell as well as panel technology, comprising compensation expense (including stock-based compensation) of $5.4 million, external consulting and legal services of $1.3 million, facilities expense of $1.2 million, depreciation of $0.3 million, research and development materials of $0.2 million, and expense for leased equipment of $0.2 million. The decrease in research and development expenses was primarily driven by a decrease of $2.6 million in compensation expense due to the reduction in force in connection to the September 2023 Restructuring Plan and decrease in facilities expense of $0.6 million.
Research and development expenses were $13.0 million in the three months ended July 2, 2023, primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $8.0 million, facilities expense of $1.8 million, expenses for leased equipment of $0.6 million and research and development materials of $0.4 million. Included in these expenses is $1.0 million related to the Product Collaboration Agreement with SunPower.
Six Months Ended June 30, 2024 Compared to Six Months Ended July 2, 2023
Research and development expenses were $19.3 million in the six months ended June 30, 2024 primarily associated with expenditures on our Maxeon 7 and 8 cell and panel technology, comprising compensation expense (including stock-based compensation) of $11.8 million, facilities expense of $2.5 million, external consulting and legal services of $1.9 million, depreciation of $0.7 million, research and development materials of $0.6 million and expenses for leased equipment of $0.5 million. The decrease in research and development expenses was primarily driven by decrease of $3.3 million in compensation expense due to the reduction in force in connection to the September 2023 Restructuring Plan and decrease by $0.8 million on the facilities expense.
Research and development expenses were $24.1 million in the six months ended July 02, 2023, primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $15.1 million, facilities expense of $3.3 million, expenses for leased equipment of $0.8 million and research and development materials of $0.7 million. Included in these expenses is $1.9 million related to the Product Collaboration Agreement with SunPower.
Sales, General and Administrative Expenses
Three Months Ended June 30, 2024 Compared to Three Months Ended July 2, 2023
Sales, general and administrative expenses were $52.3 million in the three months ended June 30, 2024 and comprised primarily of $18.8 million of compensation expense (including stock-based compensation), $13.7 million of professional fees, $11.5 million of expected credit losses on receivables from SunPower for indemnified arrangements under the Separation and Distribution Agreement executed on August 26, 2020 (the "SunPower SDA"), $1.6 million of equipment related expenses, $1.3 million of insurance expense, $1.2 million of commission expense, $0.9 million of depreciation and $0.9 million of marketing fees. The increase in expenses was primarily driven by the provision for an expected credit loss of $11.5 million on receivables from SunPower due to SunPower's filing for voluntary bankruptcy, higher professional fees of $7.7 million for strategic advisory services and higher commission fees of $0.6 million, partially offset by lower compensation expense and lower marketing expenses .
Sales, general and administrative expenses were $34.5 million in the three months ended July 2, 2023 and comprised primarily of $19.7 million of compensation expenses (including stock-based compensation), $6.0 million of professional fees, $1.9 million of equipment related expenses, $1.3 million of insurance expenses, $1.6 million of marketing fees and $0.6 million of commission expense.

Six Months Ended June 30, 2024 Compared to Six Months Ended July 2, 2023
Sales, general and administrative expenses were $88.0 million in the six months ended June 30, 2024 and comprised primarily of $38.3 million of compensation expense (including stock-based compensation), $21.4 million of professional fees, $11.5 million of expected credit losses on receivables from SunPower for the indemnified arrangements under the SunPower SDA, $3.1 million of equipment related expenses, $2.4 million of marketing fees, $2.4 million of insurance expense, $2.3 million of commission expense and $1.8 million of equipment repair and maintenance expenses. The increase in expenses was primarily driven by the provision for an expected credit loss of $11.5 million on receivables from SunPower due to SunPower's filing for voluntary bankruptcy, higher professional fees of $8.0 million, higher compensation expenses (including stock-based compensation) of $1.5 million and higher commission fees of $1.4 million.
Sales, general and administrative expenses were $65.5 million in the six months ended July 2, 2023 and comprised primarily of $36.8 million of compensation expenses (including stock-based compensation), $13.4 million of professional fees, $2.3 million of insurance expense, $3.1 million of equipment related expenses, $2.4 million of marketing fees and $1.0 million of commission expense.
Restructuring (Benefits) Expenses
Three and Six Months Ended June 30, 2024 Compared to Three and Six Months Ended July 2, 2023
Restructuring benefits were $0.1 million in the three months ended June 30, 2024. The credit was mainly due to higher recoverable value for impaired assets, net of the charges incurred as part of the ongoing process to streamline operating costs under our September 2023 Restructuring Plan. For the six months ended June 30, 2024, the restructuring charges were $3.0 million. This primarily relates to our September 2023 Restructuring Plan as a result of additional long-lived assets write-down and severance-related payments as part of the ongoing process to streamline operating costs. This was partially offset by a write-back of contract termination charges based on negotiation and higher recoverable value for impaired assets.
Restructuring charges were $0.3 million and $0.1 million in the three and six months ended July 2, 2023 respectively. This primarily consists of a restructuring plan charge for June 2022 on the closure of our module factory in Porcelette, France.
Other income (expense), net

	Three Months Ended		Six Months Ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
(In thousands)
Other income (expense), net:
Interest expense	$(10,623)	$(11,070)	$(20,177)	$(21,873)
Interest income	514	2,167	1,327	3,971
Gain on extinguishment of debt	77,266	—	77,266	—
Other, net	16,595	4,550	9,874	28,993
Other (expense) income, net	$83,752	$(4,353)	$68,290	$11,091
Three Months Ended June 30, 2024 Compared to Three Months Ended July 2, 2023
Of the total $10.1 million in interest expense, net, incurred during the three months ended June 30, 2024, $4.9 million relates to the Convertible Notes previously due in 2027 which were issued in August 2022 ("2027 Notes"), $4.6 million relates to the Green Convertible Notes due in 2025 and the exchanged notes ("2nd Lien Notes") completed in June 2024 and $0.5 million relates to interest expense on the Convertible Notes due 2029 issued in June 2024 ("2029 Notes") and the Note Purchase Agreement ("NPA") in May 2024. There was also interest expense in connection with other debt arrangements which was partially offset by interest income from the Company's investments.

Of the total $8.9 million in interest expense, net, incurred during the three months ended July 2, 2023, $4.7 million relates to the 2027 Notes, $4.1 million relates to the Green Convertible Notes due 2025 and $0.6 million relates to the interest expense on significant financing component on prepayment received. This was partially offset by interest income from the Company's investments, net of interest expense in connection to other debt arrangements.
Gain on extinguishment of debt of $77.3 million incurred during the three months ended June 30, 2024 arose from the substantial modification of the terms of our 2027 Notes and Green Convertible Notes in June 2024. Included in such amount is the difference in the carrying amount of the old debt and fair value of the modified debt, offset against write-off of unamortized debt issuance cost and discount for these notes, and associated cost to lenders for the modification.
Other, net for the three months ended June 30, 2024 primarily comprised of the gain on sale of our equity interest in Huansheng Photovoltaic (Jiangsu) Co., Ltd ("HSPV") of $24.1 million. This was partially offset by a $5.8 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and $2.2 million of litigation cost borne by the Company for an unsuccessful claim against certain suppliers.
Other, net for the three months ended July 2, 2023 primarily comprised of a $4.7 million gain on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes. This was partially offset by a loss of $1.0 million on derivative instruments.
Six Months Ended June 30, 2024 Compared to Six Months Ended July 2, 2023
Of the total $18.9 million in interest expense, net, incurred during the six months ended June 30, 2024, $9.7 million relates to the 2027 Notes, $8.7 million relates to the Green Convertible Notes due 2025 and the 2nd Lien Notes completed in June 2024, $0.5 million relates to interest expense on the 2029 Notes and the NPA.
Of the total $17.9 million in interest expense, net, incurred during the six months ended July 2, 2023, $9.5 million relates to the 2027 Notes, $8.2 million relates to the Green Convertible Notes due 2025 and $1.2 million relates to interest expense on significant financing component on prepayments received. This was partially offset by interest income from the Company's investments, net of interest expense in connection to other debt arrangements.
Gain on extinguishment of debt of $77.3 million incurred during the six months ended June 30, 2024 arose from the substantial modification of the terms of our 2027 Notes and Green Convertible Notes in June 2024. Included in such amount is the difference in the carrying amount of the old debt and fair value of the modified debt, offset against write-off of unamortized debt issuance cost and discount for these notes, and associated cost to lenders for the modification.
Other, net for the six months ended June 30, 2024 primarily comprised of the gain on sale of equity interest in HSPV of $24.1 million and foreign exchange gain of $1.9 million. This was partially offset by a $14.3 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes
Other, net for the six months ended July 2, 2023 primarily comprised of a $28.6 million gain on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes. This was partially offset by a loss of $1.0 million on derivative instruments.
For more information on the 2027 Notes, Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
Income Taxes

	Three Months Ended		Six Months Ended
	June 30, 2024	July 2, 2023	June 30, 2024	July 2, 2023
(In thousands)
Provision for income taxes	$(3,212)	$(5,893)	$(4,415)	$(11,877)

Three and Six Months Ended June 30, 2024 Compared to Three and Six Months Ended July 2, 2023
The interim income tax expense and other income tax related information contained in these condensed consolidated financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods due to the uncertainty in our annual forecasts resulting from the risks identified in “Risk Factors” as previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023 on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three and six months ended June 30, 2024.
In the three and six months ended June 30, 2024, we recorded income tax provision of $3.2 million and $4.4 million respectively. The tax expense was primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups for entities that filed their tax returns in current period. In the three and six months ended July 2, 2023, we recorded income tax provision of $5.9 million and income tax provision of $11.9 million respectively. The tax expense was primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups.
We currently benefit from a preferential tax rate of 5% in the Philippines in accordance with our registration with the Philippine Economic Zone Authority ("PEZA"). We also benefit from a tax holiday granted by the Malaysian government to our former joint venture AUOSP (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd.) subject to certain hiring, capital spending, and manufacturing requirements. The full tax exemption for the third and final five-year tranche of this incentive was reinstated in fiscal year 2023, subjected to meeting certain conditions, and will expire on June 30, 2026. Our Swiss entity, SunPower Systems Sarl is subject to the statutory tax rate after the 2019 Switzerland tax reform that eliminated the auxiliary company designation starting fiscal year 2020.
The Company also had certain tax incentives from Singapore's Economic Development Board ("EDB"), which it has applied to EDB to discontinue during fiscal year 2023. This was approved during fiscal year 2024 and the termination took effect retroactively from the date of grant, May 29, 2020.
 We continue to record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event that we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
To combat tax avoidance, the Base Erosion and Profit Shifting ("BEPS") project was created in 2013, being an initiative of the G20 (group of twenty countries with the largest economies) together with the Organization for Economic Cooperation and Development, aimed at implementing 15 measures to improve the coherence of international tax rules and to minimize abuse of tax norms that result in erosion of the tax base. BEPS 2.0 is intended to address tax issues related to changes in business models in a globalized environment and targeted at multinational companies with an annual global turnover exceeding EUR 750 million, aiming to implement a balance in the global tax collection of these companies by introducing a minimum effective global rate of 15% for each jurisdiction that the multinational group operates.
Since 2024, BEPS 2.0 has come into effect in various countries and there are transition rules (Safe Harbor), which simplify the calculation of the effective rate per jurisdiction to facilitate the adaptation for the affected group. The Company is affected under BEPS 2.0 and has conducted Safe Harbor analysis using 2022 financial data for the jurisdictions where the Company operates. The preliminary analysis indicates that the Company will be affected as a result of the adoption of BEPS 2.0. However, the percentage of additional tax payment cannot be reasonably estimated as of the time of issuance of these condensed consolidated financial statements, as the basis for the assessment of the impact will be the 2024 results which are unavailable.

Net Loss (income) Attributable to Noncontrolling Interests
Three and Six Months Ended June 30, 2024 Compared to Three and Six Months Ended July 2, 2023
For the three and six months ended June 30, 2024, the net loss attributed to noncontrolling interests was an insignificant amount and $0.6 million, respectively, while for the three and six months ended July 2, 2023, we attributed an insignificant amount and $0.2 million of net income, respectively, to these noncontrolling interests. The noncontrolling interests held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd, respectively. The change from a net income attributable to noncontrolling interests to a net loss attributable to noncontrolling interest was a result of losses incurred from operations from our non-wholly owned subsidiaries.
Recent Developments

SunPower Corporation
On August 5, 2024, SunPower Corporation (“SunPower”) filed a voluntary petition for bankruptcy under Chapter 11 of the US Bankruptcy Code and in their bankruptcy filing, we are listed as their 10th largest creditor that is not an insider in connection with trade payables. Under the Separation and Distribution Agreement dated November 8, 2019, between us and SunPower, SunPower had agreed to indemnify us for, including but not limited to, multiple litigations in which certain of our subsidiaries are parties, indemnification for tax disputes and certain warranty obligations for businesses that are not part of Maxeon's operations. Given the early stages of SunPower's bankruptcy filing, we do not have visibility into how these indemnity obligations will be treated in the bankruptcy court. In accordance with GAAP, we have booked a provision for such indemnified balances.

US Customs & Border Patrol

In July 2024, the US Customs & Border Patrol (“CBP”) detained five truckloads of Maxeon Solar Technologies, Ltd.’s (“Maxeon”) solar modules at the US-Mexico border intended for sale into the United States. Maxeon’s understanding is that these detentions, the first of their kind for Maxeon, were done to check compliance with the Uyghur Forced Labor Prevention Act (“UFLPA”), signed into law on December 23, 2021. Since then, Maxeon’s imports of solar modules into the U.S. have been detained by CBP, as CBP’s investigation regarding UFLPA compliance continues. The CBP has established a protocol to verify whether goods to be imported into the United States comply with the UFLPA, which establishes a presumption that all goods processed in, or containing inputs from, the Xinjiang Province of the People’s Republic of China ("PRC") utilize forced labor and are therefore ineligible for entry into the U.S. market. Given Xinjiang Province’s major role in global production of polysilicon and upstream silica materials such as MGSi, and given China’s current pre-eminence as a location for polysilicon ingoting and wafering, CBP has detained and subsequently audited a number of Maxeon’s competitors for compliance with the UFLPA. Please refer to our risk factor “Allegations of forced labor, the implementation of laws both recently enacted and proposed against the use of forced labor, and customer sentiment as a result of this issue, could have an adverse impact on our business” included herein.
Maxeon is fully cooperating with CBP’s information requests and is in continuous contact with the CBP authorities to help facilitate CBP’s investigation and respond to CBP’s inquiries. Maxeon has no ability to determine the length and ultimate impact of CBP’s investigation.
Maxeon will continue to actively work with its team of advisors to facilitate CBP’s investigation and obtain the release of its solar modules as soon as possible, and will update the market accordingly.

Closing of Forward Purchase Agreement and Optional Exchange of Tranche A Note Adjustable-Rate
Convertible Second Lien Senior Secured Notes due 2028 (“Tranche A Exchange Notes")
As described in the current reports on Form 6-K filed by the Company with the Securities and Exchange Commission on i) August 29, 2024, the Company exercised its option to exchange all outstanding Tranche A Exchange Notes for Ordinary Shares, ii) August 30, 2024, a) the Company issued 829,187,396 Forward Purchase Shares to TZE SG at a purchase price of $0.1206 per share for an aggregate purchase price of $100 million in connection with the closing of its previously announced transaction (the “Forward Purchase Investment”) pursuant to a forward purchase agreement (the “Forward Purchase Agreement”) entered into on June 14, 2024 by and between the Company and Zhonghuan Singapore Investment and Development Pte. Ltd., a subsidiary of TZE (“TZE SG”), (iii) TZE SG has exercised its warrant in full in respect of the conversion of Tranche A Exchange Notes and (iv) the conversion of Exchange Notes on or prior to August 30, 2024 (which, for the avoidance of doubt, excludes any Tranche B Exchange Notes with respect to which the conversion notice has been delivered but the conversion has not settled on or prior to August 30, 2024). After giving effect to the above and other ordinary equity transactions, 69.3% of the equity interest in the Company is owned by TZE as of August 30, 2024; b) the Shareholders Agreement between the Company and TZE SG has been amended and restated following the closing of the Forward Purchase Investment; and c) certain changes to the composition of the Board of Directors have been effected.

The following table presents the pro forma position on our capitalization as of June 30, 2024:
1) on an actual basis; and
2) on an as adjusted basis to give effect to (i) the conversion of all Tranche A Exchange Notes to ordinary shares, (ii) the issuance of ordinary shares to TZE SG upon the exercise of the TZE Warrants and (iii) the completion of the Forward Purchase Investment.

	As of June 30, 2024
	Actual	As Adjusted
Debt:
Short-term debt	2,113	2,113
Long-term debt	973	973
Convertible debt(1)	363,180	275,373
Total debt	$366,266	$278,459
Equity:
Common stock, no par value (55,705,553 outstanding actual; 1,397,693,825 outstanding as adjusted)	$—	$—
Additional paid-in capital(2)	853,164	1,038,225
Accumulated deficit	(864,576)	(864,576)
Accumulated other comprehensive loss	(15,514)	(15,514)
Equity attributable to the Company	(26,926)	158,135
Noncontrolling interests	5,116	5,116
Total equity	(21,810)	163,251
Total debt and equity	$344,456	$441,710
(1) Adjustment comprises of full conversion of Tranche A Exchange Notes with carrying amount of $87.8 million to ordinary shares.
(2) Adjustments comprise of i) full conversion of Tranche A Exchange Notes with carrying amount of $87.8 million to ordinary shares, ii) consideration of $1.2 million for issuance of ordinary shares to TZE SG upon the exercise of the TZE Warrants to maintain shareholdings of 23.5% subsequent to full conversion of Tranche A Exchange Notes and, iii) net proceeds of $96.0 million from Forward Purchase Investment.
We are supplementing our risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023 with the following risk factors:
Risks Related to the Ownership of Our Shares
Various restructuring initiatives (the “Debt Restructuring Transactions”) and the transactions contemplated under the Forward Purchase Agreement involve the issuance of a substantial amount of ordinary shares, which are dilutive and could result in a significant decrease in the price of our ordinary shares.
On May 31, 2024, the Company completed its sale of $25 million of 7.50% Convertible risk that First Lien Senior Secured Notes due 2027 to TZE (the “Existing 1L Notes”). Then, on June 20, 2024, the Company completed its sale of $97.5 million in aggregate principal amount of the Company’s Convertible First Lien Senior Secured Notes due 2029 (the “New 1L Notes”), including $70 million paid by TZE for the New 1L Notes, an exchange of $25 million in aggregate principal amount of the Existing 1L Notes for New 1L Notes, and $2.5 million principal amount New 1L Notes issued to TZE in consideration for TZE’s payment on the Company’s behalf of $2.5 million to a third-party consultant for services rendered.
Also on June 20, 2024, the Company entered into an agreement with certain holders of the Green Convertible Notes pursuant to which the Company issued $138,950,000 principal amount of new Tranche A Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (“Tranche A Exchange Notes”), $65,069,403 principal amount of new Tranche B Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (“Tranche B Exchange Notes”, and together with the “Tranche A Exchange Notes”, the “Exchange Notes”) and 9,925,000 warrants (the “Exchange Warrants”, and together with the Exchange Notes, the “Exchange Securities”), in exchange for $198,500,000 aggregate principal amount of the Green Convertible Notes, representing approximately 99.25% of the outstanding principal amount of the Green Convertible Notes. The Tranche A Notes are convertible to ordinary shares at a price of $0.3543 per share and the Tranche B Notes are convertible to ordinary shares at an initial price of $1.6422 per share, subject to adjustment in each case. The Exchange Warrants are convertible to ordinary shares at the price which is 175% of the price share at which ordinary shares are purchased in the Forward Purchase. 99% or $137.2 million of the Tranche A Exchange Notes have been converted to ordinary shares and the remaining $1.7 million Tranche A Exchange Notes are expected to convert to ordinary shares on September 9, 2024.
On July 10, 2024 and July 18, 2024, TZE exercised the warrants issued on June 20, 2024 to purchase a total of 115,259,298 ordinary shares for an aggregate exercise price of $1,152,593. Then, on August 13, 2024, TZE further exercised warrants issued on June 20, 2024 to purchase a total of 3,019,041 ordinary shares from the Company at an aggregate exercise price of $30,190. Finally, on August 30, 2024 TZE further exercised warrants issued on June 20, 2024 to purchase a total of 2,373,939 ordinary shares from the Company at an aggregate price of $23,739. The warrants issued on June 20, 2024 are set to expire September 5, 2024.
Further, on August 30, 2024, the Company issued an aggregate of $100 million of ordinary shares to TZE at a price per share of $0.1206 in accordance with the terms of the Forward Purchase Agreement entered between the Company and TZE dated June 14, 2024 (the transactions contemplated therein, collectively referred to as the “Forward Purchase”). The Company and TZE also entered into an amended and restated Option Agreement (the “A&R Option Agreement”) on May 30, 2024 pursuant to which TZE was granted the right to purchase a number of ordinary shares of the Company in order to maintain its percentage ownership of ordinary shares of the Company to provide for anti-dilution protection against (1) (i) any conversion of the then-outstanding Exchange Notes and (ii) any exercise of the Exchange Warrants, in each case, following the Optional Exchange of the Exchange Notes in accordance with the terms thereof and (2) prior to or following the Optional Exchange, any conversion of the then-outstanding Green Convertible Notes. These issuances have, and in the event of exercise of TZE's rights under (i) the A&R Option Agreement or (ii) warrants issued on June 20, 2024 prior to their expiration, or conversion of some or all of the Notes will, further dilute the ownership interests of existing shareholders such that TZE is expected to beneficially own approximately 69.3% of the voting power of our ordinary shares immediately following the consummation of the Debt Restructuring Transactions and to the extent of conversion of Exchange Notes on or prior to August 30, 2024 (which, for avoidance of doubt, excludes any Tranche B Exchange Notes to which the conversion notice has been delivered but the conversion has not been settled on or prior to August 30, 2024), the transactions contemplated under the Forward Purchase Agreement and the exercise in full of that certain warrant held by TZE in relation to the Exchange of Tranche A Exchange Notes, the Forward Purchase and other ordinary equity transactions.
Collectively, the Debt Restructuring Transactions, including the exercise of TZE's rights under (i) the A&R Option Agreement or (ii) warrants issued on June 20, 2024 prior to their expiration, (iii) conversion, exercise of the Exchange Securities and consummation of the Forward Purchase have resulted in, and will continue to result in, the issuance of a substantial amount of our ordinary shares to TZE and holders of the remaining Exchange Notes, which has resulted in significant dilution of the ownership interests of existing shareholders. Such dilution has caused, and may continue to cause, negative pressure to the trading price of our ordinary shares. In addition, the existence of the New 2L Notes and the resetting of the conversion price on August 28, 2024 may prompt short selling by market participants because the conversion of the New 2L Notes could be used to satisfy short positions or the conversion or anticipated conversion of the New 2L Notes into ordinary shares could depress the market price of our ordinary shares. Accordingly, you should not expect that any recent market price for our ordinary shares to be indicative of the market price that might prevail following these transactions.

Risks Related to Our Operations

Allegations of forced labor, the implementation of laws both recently enacted and proposed against the use of forced labor, and customer sentiment as a result of this issue, could have an adverse impact on our business.

Measures addressing the use of forced labor in the global solar supply chain by the United States and other countries are disrupting global solar supply chains and have adversely affected our operations and may continue to adversely affect our operations in the future. The Uyghur Forced Labor Prevention Act (“UFLPA”), in effect in the United States from June 21, 2022 creates a rebuttable presumption that imports of any goods made either wholly or in part in Xinjiang have been produced with forced labor. That presumption is rebuttable if the U.S. Customs and Border Protection (“CBP”) determines, based on “clear and convincing evidence”, that the goods in question were not produced “wholly or in part by forced labor”, and submits a report to the U.S. Congress setting out its findings. Polysilicon has been identified as a high priority for the CBP, with other critical inputs including aluminum coming under scrutiny. In July 2024, five truckloads of our solar modules were detained for the first time by the CBP at the US-Mexico border. It is our understanding that these detentions relate to CBP’s work of ensuring compliance under the UFLPA. Since then, additional Maxeon’s imports of solar modules into the U.S. have been detained by CBP, as CBP’s investigation regarding UFLPA compliance continues and it appears that Maxeon will not be able to import P-Series and IBC Modules into the United States until such investigation concludes.
Other jurisdictions have also been enacting similar legislation, or are in the process of doing so. For instance, Germany’s Supply Chain Due Diligence Act forbidding forced labor in supply chains went into effect on January 1, 2023. The European Union and Australia both have legislative initiatives to ban importation of goods produced with forced labor underway.
Maxeon maintains policies and procedures, including conducting due diligence and audits on suppliers (and their suppliers throughout the supply chain to the original source of the raw materials to the extent practicable) to maintain compliance with all relevant laws and regulations, and is, to its knowledge, in compliance with all applicable laws. Our supply chain mapping has not identified any source or supplier from the Xinjiang region. However, these laws have impacted and may continue to impact Maxeon’s imports into the United States and elsewhere as the standards applied are evolving, raising new challenges for traceability and compliance throughout complex supply chains. While the Company is confident that it is in compliance with the UFLPA, CBP’s investigation has resulted in delayed deliveries of our solar modules in question, and to the extent that a material volume of Maxeon’s solar modules intended for sale into the United States is detained for an extended period of time, the Company’s ability to generate revenues will substantially deteriorate, considering also that the United States has become the largest market for the sale of our solar modules. Delays in product delivery may also give rise to customers’ claims for liquidated damages which will further negatively impact our financial position and results of operations. Moreover, delays in Maxeon’s imports of solar modules due to a lengthy detention by CBP may also expose these modules to both: (i) a 14.25% tariff applicable under Section 201 of the Trade Act of 1974, and; (ii) additional tariffs and duties that may become applicable pursuant to the initiation of antidumping (AD) and countervailing duty (CVD) investigations of crystalline silicon photovoltaic cells, whether or not assembled into modules, from Cambodia, Malaysia, Thailand, and the Socialist Republic of Vietnam. If Maxeon is unable to generate sufficient sales revenues and cash necessary to meet its obligations as they come due, or otherwise raise the capital necessary to support its business operations during the pendency of the CBP investigation, those factors will raise substantial doubts as to its ability to continue as a going concern.
Additionally, Allegations of forced labor may also affect customer sentiment and tarnish the reputation of the solar industry as a whole, as well as our reputation as a responsible manufacturer, and thereby have an adverse effect on our business. Our due diligence procedures for our suppliers are regularly reviewed, and form the basis of our belief that our solar products are not produced with forced labor. If, despite these procedures, allegations of forced labor are made against our solar products, this may impact Maxeon’s imports into the United States and elsewhere, tarnish our reputation and adversely impact our business.

We agreed to terminate the supply agreements with one of our main customers, and our financial results have and will continue to materially suffer as a result.
The Company has historically relied for a substantial portion of its revenue on one of its main customers, SunPower, which has accounted for 18.3% and 26.7% of our total revenue during fiscal year 2023 and 2022, respectively.
The Company and SunPower entered into a supply agreement on February 14, 2022 (the “2022/2023 Supply Agreement”), pursuant to which we had agreed to supply SunPower with modules based on our IBC technology (the “IBC Modules”) for use in residential installations in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands, the “Domestic Territory”). On January 5, 2023, the Company and SunPower entered into a Supply Agreement (the “2024/2025 Supply Agreement”) pursuant to which we had agreed to supply SunPower with Maxeon 6 IBC Modules in the Domestic Territory in 2024 and 2025. Following a series of breach notifications by both parties, as a result of voluntary negotiations undertaken by both parties in good faith, on November 13, 2023 we entered into an amendment, settlement and release agreement with SunPower (the “SunPower Settlement Agreement”), pursuant to which, among other things, (i) we agreed to supply SunPower with certain volumes of IBC Modules on a “take or pay” basis under the 2022/2023 Supply Agreement against SunPower’s provision of a payment bond to the Company in an amount of not less than $30 million as security for the volumes it had agreed to purchase, (ii) we would be released from the non-circumvention obligations starting January 1, 2024, and (iii) the 2024/2025 Supply Agreement would terminate as of November 13, 2023. Following the completion of deliveries of IBC Modules under the 2022/2023 Supply Agreement and the termination of the 2022/2023 Supply Agreement in accordance with the terms of the SunPower Settlement Agreement on March 31, 2024, SunPower is no longer our most significant customer.
Due to the disputes with this significant customer and the termination of the future obligations with SunPower, our revenues have been and will continue to be materially negatively impacted in the short term. Additionally, SunPower filed for chapter 11 bankruptcy protection on August 5, 2024 and the Company anticipates that SunPower will not fulfill its indemnification obligations to the Company under the Separation and Distribution Agreement between SunPower and the Company, dated as of November 8, 2019 (the “Separation and Distribution Agreement”). The Company has made an allowance for expected credit loss of $11.5 million for the recorded receivables relating to such indemnification obligations, which may have a material negative impact on our financial results when those obligations become due. Further, our results of operations in the longer term are expected to be materially impacted until such time as we are able to rebuild customer demand for our products in the United States, if at all.

Risks Related to Compliance with Nasdaq Listing Rules

As a foreign private issuer, and also as a “controlled company” within the meaning of the Nasdaq Listing Rules and independently from our status as a foreign private issuer, we are permitted to, and follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements applicable to domestic issuers.
As a foreign private issuer, we are permitted to, and follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements. Following our home country corporate governance requirements, as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ, may provide less protection than is afforded to investors under the Nasdaq Listing Rules applicable to domestic issuers.
In particular, we follow home country requirements instead of NASDAQ requirements otherwise applicable to U.S. companies regarding:

•Nasdaq’s requirement that a majority of the Maxeon Board be “independent” as defined by the Nasdaq Listing Rules. The Singapore Companies Act does not impose a similar requirement on a company.
•Nasdaq’s requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. The requirement for a quorum under the Singapore Companies Act is two members of the company personally present so far as the constitution of a company does not make other provision in that behalf. Our Constitution similarly provides that two members of Maxeon present in person (and includes a person attending as a proxy or as representing a corporation which is a member) shall constitute a quorum for a general meeting.
•Nasdaq’s requirement that all members of our Compensation Committee be “independent” as defined in the Nasdaq Listing Rules. While the Maxeon Board has established a Compensation Committee, the Singapore Companies Act does not require us to maintain such a committee and does not require a majority of such committee to be independent directors. Similarly, Singapore law does not require that we disclose information regarding third-party compensation of our directors or director nominees.
•Nasdaq’s requirement that the nominating committee of our Board (the “Nominating and Corporate Governance Committee”) be “independent” as defined in the Nasdaq Listing Rules. The Singapore Companies Act does not require a nominating and corporate governance committee to be comprised entirely of independent directors, and nominations of persons for election to the Maxeon Board will be recommended by our Nominating and Corporate Governance Committee whose members are not all independent directors as defined by the Nasdaq Listing Rules.
•NASDAQ’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Under the Singapore Companies Act, new shares may be issued only with the prior approval of our shareholders in a general meeting. Approval, if granted, shall continue in force until the earlier of:
•the conclusion of the next annual general meeting after the date on which the approval was given; and
•the expiration of the period within which the next annual general meeting after that date is required by law to be held.
Any such approval may be revoked or varied by the company in a general meeting.
Further, because we are now a controlled company under the Nasdaq Listing Rules following the closing of the transactions contemplated by the Forward Purchase Agreement, we may and have elected not to comply with certain Nasdaq corporate governance requirements even if the Company ceases to be a foreign private issuer, including:
•Nasdaq’s requirement that a majority of the Board be comprised of independent directors.
•Nasdaq’s requirement to have a compensation committee comprised solely of independent directors.
•Nasdaq’s requirement for directors to be selected by the independent directors of the Board or a nominations committee comprised solely of independent directors.

We have been notified by The Nasdaq Stock Market LLC of our failure to comply with certain continued listing requirements and, if we are unable to regain compliance with all applicable continued listing requirements and standards of Nasdaq, our Common Stock could be delisted from Nasdaq.
Our ordinary shares are currently listed on the Nasdaq Global Select Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements.
On August 14, 2024, we received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the closing bid price of our ordinary shares for the previous 32 consecutive business days, we no longer met the requirement to maintain a minimum bid price of $1 per share (the “Minimum Bid Price Requirement”) and were required to regain compliance with the Minimum Bid Price Requirement by February 10, 2025. If the

Company does not regain compliance by February 10, 2025, the Company may be afforded an additional 180 calendar day period to regain compliance.
To regain compliance with the Minimum Bid Price Requirement, we proposed and received the requisite shareholder approval at our Annual General Meeting on August 29, 2024 for a 100:1 reverse share split of ordinary shares. However, there can be no assurances that we will be able to regain compliance with the Minimum Bid Price Requirement or, if we do regain compliance with the Minimum Bid Price Requirement, that we will be able to continue to comply with all applicable Nasdaq listing requirements in the future. For instance, the significant dilution of our ordinary shares that has resulted and will continue to result from the Debt Restructuring Transactions and the Forward Purchase may have the effect of keeping or pushing the stock price below the Minimum Bid Price Requirement. If we are unable to maintain compliance with these Nasdaq requirements, our ordinary shares will be delisted from Nasdaq.
In the event that our ordinary shares are delisted from Nasdaq, as a result of our failure to comply with the Minimum Bid Price Requirement, or due to our failure to continue to comply with any other requirement for continued listing on Nasdaq, and is not eligible for listing on another exchange, trading in our ordinary shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of and obtain liquidity for our shares, or obtain accurate price quotations for, our ordinary shares, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our ordinary shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

Risks Relating to Our Controlling Shareholder

Our controlling shareholder will be able to exert significant influence over corporate matters and control the outcome of shareholder actions of the Company, which may also give rise to conflicts of interest.

Following the closing of the Debt Restructuring Transactions and to the extent of conversion of Exchange Notes on or prior to August 30, 2024 (which, for avoidance of doubt, excludes any Tranche B Exchange Notes to which the conversion notice has been delivered but the conversion has not been settled on or prior to August 30, 2024), the transactions contemplated under the Forward Purchase Agreement and the exercise in full of that certain warrant held by TZE in relation to the Exchange of Tranche A Exchange Notes, TZE will beneficially own approximately 69.3% of our outstanding ordinary shares and be the Company’s controlling shareholder with a right to nominate a majority of the members of the Board. As a result, TZE will be able to exert substantial influence over matters such as the election of directors, approval of material transactions and the Company’s strategy and leadership generally. This concentration of ownership may discourage, delay or prevent a change of control of the Company, which may also have the effect of depriving our shareholders of an opportunity to receive a premium for their ordinary shares as part of a subsequent sale of the Company.
In addition, conflicts of interest may arise between the Company and our controlling shareholder in a number of ways. If TZE were to compete with the Company, our business, financial condition, results of operations and prospects could be materially and adversely affected. Furthermore, TZE may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, which may be different from the decisions that we would have made on our own. TZE’s decisions with respect to the Company may favor TZE and may not necessarily be aligned with the interests of our other shareholders. Although we have an audit committee consisting solely of independent directors to review and approve all related party transactions, we may not be able to resolve all potential conflicts of interest or to resolve such conflicts on terms that are favorable to the Company. The significant concentration of share ownership may also adversely effect the trading price of our ordinary shares to the perception that such conflicts of interest exist or may arise.

Our controlling shareholder is a Chinese enterprise subject to the laws and regulations of the PRC, which may influence our controlling shareholder’s decisions and obligations with respect to the Company and may modify, delay, prevent or hinder our future acquisition, investment or business activities.
As a corporation organized under the laws of Singapore, we are not generally subject to the laws and regulations of the authorities of the PRC except to the extent that our limited operations in China must comply with such laws and regulations. However, because TZE is an enterprise incorporated under the laws of the PRC, it must comply with PRC laws and regulations. Such laws and regulations may influence the decisions of TZE, as well as those of its director appointees serving on our board of directors, regarding our business and operations. Certain of these regulations will require TZE, as our controlling stockholder, to approve specific corporation actions taken by us, including amendments to our Constitution and certain mergers, acquisitions or strategic transactions that we may seek to undertake.
As our controlling shareholder, TZE may be required to make filings with, or obtain approval from, various PRC regulators approving certain of our corporate actions. For example, TZE may need to obtain approval from the China National Development and Reform Commission (“NDRC”) for certain debt issuances by us, or certain investments we may seek to make that involve industries, countries or regions deemed sensitive by the NDRC. TZE may similarly need to make certain filings with the China Securities Regulatory Commission or register with the State Administration of Foreign Exchange in order to provide financing to the Company or guarantee its obligations. Additionally, PRC authorities could require TZE to divest from the Company in the future.
In addition to the requirements of the PRC, for as long as TZE maintains a controlling ownership interest in the Company, proposed acquisitions of or investments into entities organized in the United States or other jurisdictions, including TZE's investments into the Company, may be subject to additional US regulatory approval or review processes and TZE’s ownership may prevent Maxeon’s eligibility to bid for or obtain certain U.S. government contracts or loans, such as our DOE loan guarantee application. The Committee on Foreign Investments in the United States (“CFIUS”) is an interagency body of the U.S. government authorized to review certain foreign investment transactions in U.S. businesses in order to determine the effect of such transactions on the national security of the United States. If a particular proposed acquisition or investment in a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or we may proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay an acquisition or investment, impose conditions with respect to such acquisition or investment or order a divestment of all or a portion of a U.S. business acquired or invested in, which may limit the attractiveness of or prevent us from pursuing certain acquisitions or investments that we believe would otherwise be beneficial to us and our stockholders. These risks have increased and may continue to increase due to geopolitical, policy or regulatory developments, particularly with regard to relations between China and the U.S.
Our relationships with Chinese suppliers and shareholders, including our controlling shareholder, may expose us to risks based on U.S. policies such as China’s designation as “a covered nation” and our controlling shareholder’s possible designation as a “foreign entity of concern” under guidance and regulations promulgated by the U.S. Department of Energy.
Following the closing of the Debt Restructuring Transactions and to the extent of conversion of Exchange Notes on or prior to August 30, 2024 (which, for avoidance of doubt, excludes any Tranche B Exchange Notes to which the conversion notice has been delivered but the conversion has not been settled on or prior to August 30, 2024), the transactions contemplated under the Forward Purchase Agreement and the exercise in full of that certain warrant held by TZE in relation to the Exchange of Tranche A Exchange Notes, TZE will beneficially own approximately 69.3% of our outstanding ordinary shares and be the Company’s controlling shareholder. Under final guidance issued by the U.S. Department of Energy (“DOE”) on May 6, 2024, an entity can qualify as a foreign entity of concern (“FEOC”) for purposes of the Bipartisan Infrastructure Law and the Inflation Reduction Act if it is a foreign entity that is subject to the jurisdiction of a covered nation government. The rules relating to control and indirect control are uncertain at this time and precedent has not yet developed, but based on DOE guidance, TZE would likely be classified as an FEOC because it is organized under the laws of the PRC.

For purposes of FEOC determination, the rules relating to control and indirect control are uncertain at this time and precedent has not yet developed. As currently written, the FEOC rules are intended to directly impact the electric vehicle battery industry and related battery supply chain, and do not appear to have implications for the solar panel industry. As a result, direct risks to our business from FEOC status are unknown at this time, but such risks can magnify if the scope of FEOC-related regulations is expanded in the future. Additionally, such designation may have implications regarding our eligibility for participation in DOE programs, incentives under the Bipartisan Infrastructure Law and the Inflation Reduction Act, and similar laws and regulations.

Our controlling shareholder is a Chinese enterprise subject to the laws and regulations of the PRC, and given the aggressive posture the U.S. has been taking against China, as well as the risk that our controlling shareholder may be designated as a FEOC, such direct and indirect affiliation could pose reputational risks to the Company and invite scrutiny from Congressional committees like the House Select Committee on Competition with the CCP, which could have a negative impact to our business.

The U.S. regulatory environment presents hurdles and reputational risk for companies associated with Chinese partners, investors, or purchasers. Currently, an aggressive posture with respect to China is a bipartisan priority in both the U.S. House and U.S. Senate, as evidenced by the TikTok ban, draft BioSecure legislation, and a current draft National Defense Authorization Act Amendment that bars federal funding to any institution that partners with persons on the Bureau of Industry and Security Entity List maintained by the Department of Commerce. Further, the previous Trump Administration, the current Biden Administration, and both the Harris and Trump campaigns have all adopted trade policies that are aggressive with respect to China, including but not limited to: heightened tariffs, and harsher restrictions on data sharing with China. It is likely that the aggressive posture adopted by the U.S. Congress and contemporary presidential administrations will give rise to heightened scrutiny by U.S. stakeholders and additional enforcement and rule-making activities on the part of federal authorities, which could significantly impact our business in light of being controlled by TZE. We do not anticipate these postures to abate in the near term.
Moreover, our ability to attract U.S. investors may be impacted, for example, by investment guidelines that prevent investment in Chinese-controlled entities, the perceived risks of investing in the securities of Chinese-controlled entities, or as a result of U.S.-China tensions generally.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore or China.
We are incorporated under the laws of Singapore and certain of our officers and directors are or will be residents outside of the United States. Moreover, most of our assets are located outside of the United States. Although we are incorporated outside of the United States, we have agreed to accept service of process in the United States through our agent designated for that specific purpose.
There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. In making a determination as to enforceability of a foreign judgment, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our directors and officers. The Singapore courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be conclusively made by a Singapore court in a reported decision. Accordingly, it may be difficult for investors to enforce against us, our directors or our officers in Singapore, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.
Similarly, certain of our directors or officers are PRC citizens that reside within China for a significant portion of the time. Because our controlling shareholder has substantial power to determine the composition of our board and management team, it is possible that the proportion of our directors and officers who are citizens and/or residents of the PRC will increase.
There is substantial uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. Furthermore, class action lawsuits, which are available in the U.S. for investors to seek remedies, are generally uncommon in China.

Liquidity and Capital Resources
Current Sources of Liquidity and Capital Resources
As of June 30, 2024, we had unrestricted cash and cash equivalents of $81.4 million and restricted cash of $3.6 million as compared to $190.2 million of unrestricted cash and cash equivalents, $5.3 million of restricted cash as of December 31, 2023.
Our primary sources of liquidity are cash generated from operations, customer advances in connection with certain of our supply agreements, and financing obtained through equity issuance and convertible debt issuances. Refer to “Note 5. Revenue from contracts with customers” to our consolidated financial statements disclosure in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 for more details on the amortization of the customer advances.
Material Cash Requirements
As of June 30, 2024, the notional value of our outstanding debt was $513.2 million, of which $2.1 million and $511.1 million was classified as short-term and long-term respectively, in our Condensed Consolidated Balance Sheets. There are certain debt restructuring transactions that were completed subsequent to June 30, 2024 as disclosed under "Recent Developments". Consequently, the notional value of our outstanding debt will reduce by $140.0 million. As of December 31, 2023, our outstanding debt was $433.6 million.

We expect total capital expenditures ranging from $65 million to $80 million in fiscal year 2024. As of June 30, 2024, we have committed to capital expenditures of $63.4 million via the issuance of purchase orders relating to deliveries for and beyond the remaining fiscal year 2024. For fiscal year 2024, we have planned for capital expenditures mainly relating to the conversion of our legacy Maxeon 3 capacity in the Philippines to Maxeon 7 technology, the development of our next generation Maxeon 8 technology, preparation for our planned factory in the United States, technology-upgrades for our Performance Series production, as well as various programs to enhance our information technology infrastructure and security, and support our Beyond the Panel offering.
Inflationary price increases impacting the cost of raw materials, manufacturing equipment, labor, electricity, and logistics services have had, and could continue to have, the effect of increasing our capital requirements. Additionally, shortages and shipping delays have required us to, and could continue to require us to, expend additional working capital to accumulate more buffer stocks of raw materials, semi-finished or finished goods.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments could result in increased expenses, collateralization and may impose new restrictive covenants.
Anticipated Sources of Funds
The Company has incurred net losses since the Spin-off and as of June 30, 2024 had an accumulated deficit of $864.6 million. Furthermore, since the middle of 2023, the worldwide solar industry has suffered and continues to suffer from oversupply and intense competition, as well as lower demand in our key markets driven by regulatory changes and a higher global interest-rate environment. All these factors have contributed to a steep fall in average selling prices that has negatively impacted our revenue, profitability and cash flows. Furthermore, several large-scale customers in the United States have cancelled or deferred their off-take commitments. In addition, in July 2024, five truckloads of our solar modules were detained by the CBP at the US-Mexico border. These detentions involved both Performance line panels manufactured in our Mexicali facility for utility scale customers as well as IBC panels manufactured in our Ensenada facility for DG customers. Since then CBP has detained additional shipments of Maxeon’s module imports and for so long as the CBP investigation continues, the Company’s ability to generate revenues will substantially deteriorate, considering also that the U.S. has become the largest market for the sale of our solar modules. All these factors contribute to further deterioration of the Company's financial condition. If the current market conditions persist and the Company is not successful in raising additional capital, the Company will not have sufficient liquidity to meet its financial obligation as and when they come due, and may be required to delay, limit, and/or reduce its operational activities. As such, there is substantial doubt about the Company's ability to continue as a going concern.
On August 30, 2024, the Company received gross proceeds of $100 million from the Forward Purchase Agreement for the sale of its ordinary shares. The Company is also seeking additional financing opportunities with banks. In addition, as part of the effort to raise additional financing to alleviate the substantial doubt on going concern, the Company has taken steps to enhance its ability to fund its operational expenses by reducing various costs and is prepared to take additional steps as and when necessary to further reduce its operating costs. While there can be no assurances that the Company will be able to obtain the needed financing which is subject to additional bank credit review and approval, management believes that the funding plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern over the next twelve months. Accordingly, we have prepared the condensed consolidated financial statements on a going concern basis.
The current economic environment and market conditions could limit our ability to raise capital on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity or convertible debt securities would result in significant dilution to our stockholders and additional debt would also result in increased expenses, collateralization and would likely impose new restrictive covenants.
The Company will continue to pursue opportunities to seek additional funding from time to time to fund capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as reducing discretionary capital expenditures, selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, including cancellation of large purchase orders, ongoing restructuring efforts, uncertain inflationary environment and a prolonged period of high interest rates, supply chain challenges, as well as the worldwide uncertainty created by ongoing wars and conflicts and the rising tension between US and China, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our short and long-term liquidity needs. Our short and long-term liquidity needs would be further negatively impacted if the macro conditions set forth above worsen or last a sustained period of time.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Six Months Ended
	June 30, 2024	July 2, 2023
(In thousands)
Net cash used in operating activities	$(147,176)	$(26,309)
Net cash used in investing activities	(11,647)	(24,814)
Net cash provided by financing activities	48,359	178,987
Operating Activities
Net cash used in operating activities in the six months ended June 30, 2024 was $147.2 million and was primarily the result of: (i) net loss of $69.1 million; (ii) decrease in contract liabilities arising from utilization of advances collected from customers of $122.9 million; (iii) adjustment of gain on disposal of equity in unconsolidated investees of $24.1 million to investing activities, (iv) decrease in accounts payable and other accrued liabilities of $33.0 million, primarily attributable to the timing of invoice payments and (v) gain on debt extinguishment of $77.3 million.

This was partially offset by (i) decrease in inventories of $60.4 million; (ii) adjustment for non-cash charges of $45.9 million related to depreciation and amortization, stock based compensation, provision for expected credit losses and other non-cash charges; (iii) decrease in accounts receivables of $22.2 million, primarily attributable to billings and collection cycles; (iv) adjustment for non-cash remeasurement loss on Prepaid Forward of $14.3 million; and (v) net provision of inventory reserves of $15.8 million
Net cash used in operating activities in the six months ended July 2, 2023 was $26.3 million and was primarily the result of: (i) increase in inventories of $65.7 million; (ii) adjustment for non-cash remeasurement gain on Prepaid Forward of $28.6 million; (iii) increase in accounts receivables of $23.9 million, primarily attributable to billings and collection cycles; (iv) decrease in accounts payable and other accrued liabilities of $13.5 million, primarily attributable to the timing of invoice payments; and (v) utilization of inventory reserves of $10.4 million.
This was partially offset by: (i) net income of $19.0 million; (ii) an adjustment for non-cash charges of $41.3 million related to depreciation and amortization and stock-based compensation and other non-cash charges; and (iii) $48.7 million increase in contract liabilities arising from advance collections from customers.
Investing Activities
Net cash used in investing activities in the six months ended June 30, 2024 was $11.6 million and was primarily due to capital expenditures of $36.9 million. This was partially offset by proceeds from disposal of unconsolidated investees of $24.0 million.
Net cash used in investing activities in the six months ended July 2, 2023 was $24.8 million and was primarily due to purchase of short-term securities of $60.0 million and capital expenditures of $40.7 million. This was partially offset by proceeds from maturity of short-term securities of $76.0 million.
Financing Activities
Net cash provided by financing activities in the six months ended June 30, 2024 was $48.4 million, which included $74.4 million net proceeds from issuance of convertible debt; and $51.2 million in proceeds from debt. This was partially offset by repayment of debt obligations of $74.6 million.
Net cash provided by financing activities in the six months ended July 2, 2023 was $179.0 million, which included $194.2 million in net proceeds from issuance of common stock and $114.5 million in proceeds from debt. This was partially offset by repayment of debt obligations of $129.5 million.
Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our ability to (i) meet short-term and long-term material cash requirements, (ii) complete an equity, debt or other financing, refinancing, exchange, or recapitalize our existing debt at favorable terms, if at all, (iii) service our outstanding debts and make payments as they come due and (iv) continue as a going concern; (b) the success of our ongoing restructuring initiatives; (c) our expectations regarding product pricing trends, demand and growth projections, including our efforts to enforce our intellectual property rights against our competitors; (d) disruptions to our operations and supply chain resulting from, among other things, government regulatory or enforcement actions, such as the detentions of our products by the U.S. Customs Border and Protection for an unforeseeable amount of time, epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the Israel-Hamas-Iran conflict; (e) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (f) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (g) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (h) our strategic goals and plans, including our transformation initiatives and plans regarding supply chain adaptation, improved costs and efficiencies, capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (i) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets; (k) our efforts to maintain compliance with Nasdaq continued listing standards, including our anticipated reverse share split; and (l) our annual fiscal year 2024 guidance regarding our capital expenditures .

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.